SkyWolf™ Wind Turbine Corporation
www.skywolfwindturbines.com

SkyWolf™ new Solar Hybrid Diffused Augmented Wind Turbine (DAWT) combines Wind and Solar power in one turbine that exponentially increases efficiency and electric energy output by reducing the static pressure behind the rotor blades.

Efficiency

- Small footprint at 32' (10m) total height and 8' (2m) diameter
- No distance restrictions
- No harm to wildlife due to shroud design
- Easy installation on concrete pad



350-400 ft (107-122m)

32 ft (10m)

The SkyWolf™ patented Solar Hybrid Diffused Augmented Wind Turbine (DAWT) technology is capable of producing greater energy with smaller wind speeds as low as 5 mph. The exponentially increased efficiency and electric energy output is a result of reducing the static pressure behind the rotor blades and the turbine facing the wind.

Energy Production

- Produces electric energy at 5 to 60 mph (2-27 m/s)
- 1,000 watts at 20 mph (50 Kwh wind and solar) (9m/s)
- 5,000 watts at 40 mph (145 Kwh wind and solar)(18 m/s)*
- Noise-rated at 25 db
- Bi-facial Solar Panels
* Limited by inverter

With the small footprint design and high energy output utilizing wind and solar, the Hybrid DAWT is well suited for multiple installations for Micro Grid applications to supporting critical infrastructure bldgs for municipal facilities, government institutions, colleges and hospitals, to single installations for the private business and home owner.

Applications

- Farms
- Mission critical infrastructures
- Municipal facilities
- Government facilities
- Colleges
- Micro Grids

- Hospitals
- Small Business Owners
- Homeowner
- Airports
- Industry

SkyWolf™ Wind Turbine Corporation
www.skywolfwindturbines.com

Hybrid SkyWolf™ Wind Turbine Power Output (MPH vs Watts)



ENERGY OUTPUT

- 3.5kW Skywolf (6 Blades)
- Poly. (3.5kW Skywolf (6 Blades))

WIND*

MPH	M/S	MW	WATTS	Kwh(24)	MPH	M/S	MW	WATTS	Kwh(24)
5	2	0.0001	11	0.3	40	18	0.0807	8072	194
10	4	0.0013	131	3	45	20	0.1142	11420	274
20	9	0.0110	1051	25	50	22	0.1557	15579	374
25	11	0.0203	2027	49	55	25	0.2064	20640	495
30	13	0.0346	3464	83	60	27	0.2669	26690	641
35	16	0.0545	5449	131					

SOLAR** 23 Kwh Daily Average, 30 Kwh Daily Peak

NUMBER of UNITS	*WIND SPEED in Mph	M/S	Monthly *WIND Kwh Produced	Monthly **SOLAR Kwh Produced	Annual *WIND & **SOLAR Kwh Produced	Annual *WIND & **SOLAR Mwh Produced
1	12	5.4	149 Kwh	690 Kwh	8,412 Kwh	8.4 Mwh
1	16-18	8	632 Kwh	690 Kwh	14,208 Kwh	14.2 Mwh
25	16-18	7.2- 8	15,810 Kwh	17,250 Kwh	357,048 Kwh	357 Mwh
50	16-18	8	31,620 Kwh	31,620 Kwh	710,640 Kwh	711 Mwh
100	16-18	8	63,240 Kwh	69,000 Kwh	1,421,280 Kwh	1,421 Mwh

* **Wind Inverter Output** limited to 5000 watts. Automatic braking system actuates at speeds above 35 mph (16 m/s)
** **QTY 16 Bi-facial PV Solar Output Specs:** Peak Output 5,200 watts. Average Output 3,100 watts. PV Solar Inverter Output limited to 6,000 watts.

SkyWolf Wind Turbine Corporation •156 Court Street • Geneseo NY 14454 • (855) 538-6418
Paul J . Morrell, VP Business Development • pmorrell@skywolfwindturbines.com • PH: (585) 447-9135 • FAX: (585) 447-9136



2017 Executive Summary

www.skywolfwindturbines.com

156 Court Street – Geneseo, NY 14454

FORWARD-LOOKING STATEMENTS

The following contains, in addition to historical information, certain information, assumptions and discussions that may constitute forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially than those projected or anticipated. Actual results could differ materially from those projected in the forward-looking statements. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, the Company cannot assure an investor that the forward-looking statements presented will prove to be accurate. The Company's businesses can be affected by, without limitation, such things as natural disasters, economic trends, international strife or upheavals, consumer demand patterns, labor relations, existing and new competition, consolidation, and growth patterns within the industries in which the Company competes and any deterioration in the economy may individually or in combination impact future results.

Overview

SkyWolf's revolutionary Solar Hybrid Diffused Augmented Wind Turbine (DAWT) combines Wind and Solar power in one innovative turbine that exponentially increases efficiency and electric energy output by more than 50% with a unique 8' (2.44m) dia solar shroud design, and stands only 32' (9.74m) tall and runs at a quiet 25db noise level. SkyWolf is the only company in the world that sells a truly innovative, Solar Hybrid wind turbine that extracts energy from both wind and sun at the same time. Through extensive research and development by its CEO, a US marine core veteran, we have patented the DAWT for the global sustainable alternative energy markets. This high tech, alternative energy product is commercially available for national and international applications. Several unique competitive advantages greatly separate us from our competition such as:

- **Reduced footprint height**
    - 32' versus our competitors who range from 100' to 300'
    - Typically only standard building permit required by municipalities
    - SkyWolf only needs 144 ft^2, instead of 1 acre (42,849 ft^2)
- **Unique fan blades are enclosed in a shroud**:
    - results in a substantial noise reduction
    - eliminates sun flutter from large rotating blades
    - removes the liability of ice flying off fan blades and causing injury
    - prevents bird deaths
- **Reduces site issues**:
    - increased wind speed range makes all sites viable
    - 32' height is like a tree hence much less visually challenging
    - the small, shroud containing the blades looks appealing
    - it can be erected on any approved building lot (no size limitation)
- **Dramatically increases energy efficiency:**
    - expands the operational wind speed range from 5 - 28 mph to 5 - 60 mph
    - extracts 3 to 4 times the power out of wind to make it much more affordable
- **Ease of Installation:**
    - Our turbine only requires a 36" diameter concrete footing 7' foot underground 2' feet above ground for installation
    - Global shipment within one 20' ocean freight container
    - No scheduled maintenance

Value Proposition

SkyWolf's DAWT produces 8,412 Kwh at 12mph wind speed thereby reducing the equivalent 5.9 metric tons of carbon dioxide saving:



- Greenhouse Gas emissions from 1.2 cars driven 1 year
- Greenhouse Gas emissions from 14,168 miles driven
- Greenhouse Gas emissions of 1.9 Tons waste recycled vs land filled
- CO2 emissions of 665 gal gasoline consumed
- CO2 emissions of 6,308 lb coal burned

In addition, our smaller footprint, large electric energy production at lower wind speeds, and the ease and low cost of installation places us in a perfect position as an alternative to the large wind turbine mfg's. The added benefit of a hybrid system with our solar panels also provides the technical advantage of producing power on any given day in any weather condition.

Competitive Features

The SkyWolf Hybrid's integration of Wind and Solar, low height, low noise, high energy efficiency, no scheduled maintenance, environmentally friendly, and ease of installation distinctively provide competitive advantages in the renewable energy global and national marketplace. In addition, each unit comes with a complete control panel system that fully operates, captures, converts, and monitors turbine and solar energy production that can be grid-tied or connected into a battery based system.



The DAWT was designed to address the pitfalls and limitations of conventional wind turbines and offers the following advantages:

- Advantages of a hybrid system over a single energy source
- Small Footprint at 32' (9.74m) tall and 8' (2.44m) dia
- Low to no noise rated at 25db
- Bi-facial Solar Panels
- No distance restrictions
- No harm to wildlife
- Sits on a simple pad 36" diameter concrete footing 7' foot underground 2' feet above ground
- Ease of installation
- Offer 20 yr limited warranty on structure and components
- Typically no special permitting required
- No scheduled maintenance required
- Ship in a 20' container

Market Summary

SkyWolf Wind Turbine Corporation has reviewed and researched installed wind turbines, research reports, energy associations, conferences, municipal partners, tradeshows, and government agencies that impact, monitor, or utilize renewable energy technologies. We have defined a core strategy and defined four major primary geographic markets and developed our Market Strategy Map. This includes International, National,

New York State, and the Regional Finger Lakes marketplace with the emphasis on commercial applications versus residential. Customers in these markets include under-developed countries, public and private institutions, government and municipal facilities, airports, small business owners, and the private home owner. The increase in new Wind Farms and additional micro-grid structures also position us well with our HDAWT.

Market Size

Currently the national grid structure is approaching 100+ years of service with old delivery technology and unreliable aging grid structures over 450,000 miles of transmission lines. On a global scale, under-developed countries face a crisis as only 20% of their population is within reach and service of an energy grid structure. Sustainable technologies and escalation in energy cost is further driving the market need for alternative energy products. As a result, New York State Gov Cuomo initiated Executive Order 88 in 2012 which dictates that all NYS facilities shall reduce their energy utility usage by 20%. With over 52,000 operating turbines nationally, we estimate the marketplace to be in the $2.0B range with a forecast for SkyWolf capture of 3% or $60M within 5 years.

Patents/IP

SkyWolf has filed and been granted four patents.

Strategic Business Plan

As the product is currently commercially available and we have implemented our initial market commercialization strategies, additional capital proceeds will be utilized for working capital to expand our sales force and global marketing initiatives.

Sales

Presently the company has secured several sales in New York State and entered into preliminary negotiations with several international opportunities in South Africa, Peru, and Mexico. We have secured several international reps to assist us. Additional revenue will start to materialize through SBIR, and NYSERDA grants.

Given New York State Executive Order (EO) 88 and the recent NYS Clean Energy Legislation, SkyWolf has decided to initially target New York State marketplace commercial and public sector applications that include:

- Government facilities and buildings (ie; correctional facilities, colleges and universities, etc)
- Municipal Counties and Towns and Villages
- Mission Critical Infrastructure to include Hospitals, DOT, Communication Centers, etc.
- Airports
- Industry
- Small Business Owner
- Farms to include winery, organic crops, and cattle

Sales Projections

With the completion of design and testing of our Hybrid, SkyWolf is implementing our market commercialization strategies and additional sales channels are being developed as the company grows. Several additional independent representatives have been added, notably in South America and pending in Africa, Australia, Mexico, Caribbean, and the Middle East. SkyWolf has exhibited at the world renowned 2016 Hannover Messe Industrial Technology Trade Show. This exhibition takes place in Hannover, Germany and covers the manufacturing and energy sectors and was visited for the first time by former President Barrack Obama.

Through our research, we have a total potential customer list of 41,754,283. Our market strategy map is to target approximately 1,822,091 potential customers in the 5-20kW range. At a 3% capture rate with an average selling price of $45,000 per wind turbine results in a total $6.9B sales potential by 2019.



Domestic Sales
The Company has delivered over $11.0 million in sales quotes to both national and international customers. We have secured commercial sales in 2016 from Cottonwood Farms LLC, in Pavilion, New York and residential sales from a resident located in Piffard, NY. The Company has also submitted a feasibility proposal to the Watertown Correctional Facility New York State Department of Corrections Community Service (DOCCS) and is under review by the NYS Power Authority. Our Solar Hybrid DAWTs are being considered for all 54 correctional facilities in New York State upon approval of a comprehensive energy audit report. Additional sales have materialized from agricultural farms and wineries.

Global Sales
PERU, South America:
Internationally, the Company has entered into a Memorandum of Understanding (MOU) with Ferchale Trading located in Lima, Peru. This agreement has allowed the Company to meet and visit several potential customers, utility providers, and the Peruvian Engineering Board to supply turbines for utility and mining companies, government institutions, and buildings. Lima is a city of approximately 9 million people in the country of Peru which has a total population of 30 million and provides energy by Diesel and Hydro Electric means and only reaches 20 to 30% population. Recently, Peruvian Government Legislation #1002, 2008 enacted a diverse energy mix to increase renewable in the country. Our visit to Lima in November 2016 provided the following sales opportunities we are currently pursuing:

ANTAMINA MINING, one of the largest copper mining companies in South America has plans for an 80MW power generation facility using renewable energy products. A wind feasibility study could result in placement of several hundred Hybrids and we believe potentially represents approximately **$300M** in sales.

ELECTRO-PERU is one of the currently existing local utility providers using hydro-electric. They are in the design stages of generating and supplying a 200MW power generation plant utilizing renewable energy. Our discussion focused on supplying a wind site feasibility study and definition of a Statement of Work (SOW). We believe that this opportunity potentially represents approximately **$600M** in sales.

Lima, International Airport (LAP) Jorge Chavez, Callao, Peru is the main international airport serving the most populous city. The airport is undergoing a major expansion to include additional terminal(s) and the implementation of 2.5MW onsite power generation using renewable energy. A pilot program is being planned for a Hybrid to include testing and training. After approval, a tender will be administered with our Hybrid spec'd in. We believe that this opportunity potentially represents approximately **$10M** in sales.

ENEL Green Power, an Italian multinational renewable energy corporation with the largest presence in Peru is planning to invest $400M in the Peruvian energy sector in a public tender in 2018 for 326MW total for 20 year supply contracts. They have identified the target energy production and areas as follows: Wind, 126MW in South Coast Marcona District, Solar 180MW in Southern Moquegua District, and Hydroelectric 20MW in Central Monzon District. Wind speeds average 32MPH. We believe that this opportunity potentially represents approximately **$450M** in sales.

COELVISAC is another one of the currently existing local utility providers. They are in the design stages of several projects and very interested in utilizing our Hybrid. Our discussion focused on supplying a wind site feasibility study to proceed. We believe that this opportunity potentially represents approximately **$1M** in sales.

STATKRAFT is a Norwegian company that is another one of the currently existing local utility providers utilizing Hydroelectric. They are in the design stages of several projects and very interested in utilizing our Hybrid. Our discussion focused on supplying a wind/site feasibility study to proceed. We believe that this opportunity potentially represents approximately **$1M** in sales.

In addition, we met and presented to MINEM, the Peruvian Ministry Energy Board who provides oversight and concession and the SUPERVISORY AGENCY for INVESTMENT ENERGY (OSINERGMIN) who writes the technical specs and standards governing energy. Both government agencies expressed a strong interest in the Hybrid.

AFRICA:
In addition, the company has received a Request for Procurement (RFP) from Rendeavour, a firm specializing in urban development in Africa. This RFP is for a Phase 1 & 2 Photovoltaic Energy Facility in Kiswishi City development in Lubumbashi, Democratic Republic of Congo (DRC) and includes technical and tender details for a two-phased project:

1. Phase 1 represents **$5.0** million in projected sales: A 1 MW project to serve the first phase of Kiswishi, Rendeavour's satellite city development in Lubumbashi. Phase 1 will be financed by Rendeavour or Rendeavour will sign a Power Purchase Agreement with an off-take guarantee.

2. Phase 2 represents **$15** million in projected sales: A project of up to 350MW to serve the phased expansion of Kiswishi and the immediate needs of Katanga Province, DRC, where Kiswishi is located. Phase 2 will require external financing and ownership, to which Rendeavour will provide land (leased to a JV company or in return for an equity stake) for the project, which will rely on off-take from third parties such as the state power company and local businesses.

MEXICO: We are also in discussions with Foxconn Corp., which is looking to procure energy for its 130,000 sq. ft. facility. This opportunity represents **$2.0M to $5.0M** in projected sales.

SkyWolf Solar Hybrid Diffused Augmented Wind Turbine (HDAWT)



www.skywolfwindturbines.com

156 Court Street
Geneseo, New York 14454

SkyWolf™ Wind Turbine Corporation
www.skywolfwindturbines.com

Technical Data

General Information

Nominal Output 3.5 kw
High End Output 5.0 kw
Horizontal Rotor Shaft
Grid Connected Operation
Hub Height 25 ft (7.62 m)

Power

5.0 MPH (2.2 m/s) Cut in speed
1,500 w@22.4 mph (10 m/s)
3.5 Kw Generator
Direct Drive - Gearless

Tower (Under Pivot)

Tubular Steel Monopole
18 ft (5.4 m)
8 Bi-facial Solar Panels*

Rotor

Diameter 8 ft (2.4 m)
DAWT Swept Area 50.2 ft^2 (2.4 m^2)
8 Bi-facial Solar Panels*

* Glass construction rated at 5400 Pa snow load and 185 MPH wind speed

Specifications

Rotor Diameter	8 ft (2.44 m)
Blade Length	40 in (20.3 cm)
Swept Area	25. 4 sq. ft (7.7 m)
Hub Height	25 ft (7.6 m)
Nacelle Weight	N/A
Rotor Weight	180 lb (82 kg)
Wind Speed Furl Out	N/A
Cut in Wind Speed Energy Output	5 mph (2.2 m/s)
Power Efficiency	80%
Noise Level	25 db
Warranty	Limited to 20 yrs



Parts	Materials	Weight *(in lbs)*	*(in kgs)*
Pivot	Carbon Steel	180	82
Hub	6061 Aluminum	45	21
Blades	6061 Aluminum	132	60
Upper Mast - ASSY	DOM Tubing	465	211
Spokes with hardware	Carbon Steel	40	18
Generator	Steel, Copper	185	84
Bottom Pole	Hot-Rolled Carbon Steel	1250	567
Aluminum Framework	6061 Aluminum	500	227
Shroud Versatek	Polypropylene	32	15
	(UV stabilized w/woven glass fiber)		
Solar Arrays	Tempered Glass	960	432
Solar Array Pole Mount Hardware	6061-TG Aluminum	330	150
	TOTAL UNIT WEIGHT	**4,119**	**1,868**

Contact Information:
Paul J Morrell
VP of Business Development
pmorrell@skywolfwindturbines.com

Phone: (585) 447-9135 Fax: (585) 447-9136